

Todd Fiore · 3rd

Co-Founder and President at Sircles Co-Founder and CIO at Tech Service 2U

Sacramento, California, United States · 222 connections ·
Contact info

| | Sircles |
| | California State University-Sacramento |

Experience


Co-Founder and President
Sircles · Full-time
Jan 2019 – Present · 2 yrs 2 mos
United States

Sircles is a social recommendations app focused on friends and family with a mission of positivity, respect, and kindness. NO NEGATIVITY ALLOWED.


Co-Founder & CIO
Tech Service 2 U
Aug 2003 – Present · 17 yrs 7 mos
Sacramento, California Area


Technical Services Analyst
Grubb & Ellis
Aug 1997 – Jan 2005 · 7 yrs 6 mos
Sacramento, California Area


Management Trainee
Enterprise Rent-A-Car
May 1995 – Jul 1997 · 2 yrs 3 mos
Sacramento

Education


California State University-Sacramento
Bachelor's degree, Business Administration, Strategic Management
1995 – 1999

Licenses & certifications


Microsoft Certified Systems Engineer
Microsoft

Skills & endorsements

Networking · 8
Seth Atchue and 7 connections have given endorsements for this skill

Security · 4
Dr. Ian DiOrio and 3 connections have given endorsements for this skill

System Administration · 3
Dr. Ian DiOrio and 2 connections have given endorsements for this skill

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Interests


Enterprise
202,345 followers

Apple
13,419,691 followers


Mark Cuban
President
6,506,218 followers


Microsoft
13,714,649 followers

Robert Herjavec
Founder of Herjavec Group | Shark on ABC's Shark
2,250,210 followers

Tech Service 2 U
76 followers

See all